BIGLARI CAPITAL CORP.

17802 IH 10 WEST, SUITE 400
SAN ANTONIO, TEXAS 78257
TELEPHONE (210) 344-3400
FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN

November 5, 2020

Dear Fellow Cracker Barrel Shareholders:

We are one of the largest shareholders of Cracker Barrel Old Country Store, Inc., with an ownership of 8.7% of the Company's outstanding shares. Although we have been a significant shareholder for nearly a decade, Cracker Barrel's board of directors (the "Board") is conducting character assassination in an effort to resist placing on the Board an independent director whom we have nominated. In fact, our highly qualified nominee, Raymond P. "Rick" Barbrick, would be the only independent director on the Board with restaurant operations expertise. Nonetheless, the Cracker Barrel Board is spending millions of dollars of shareholders' money to deny his election to the Board at the Company's upcoming annual meeting of shareholders on November 19.

It is troubling to see the level of false and misleading statements emanating from the Board and management in an effort to prevail in this proxy contest. Consider CEO Sandy Cochran's most recent letter to shareholders, dated October 26, 2020. It is replete with disinformation and allegations designed to distract shareholders from the real issues at hand:

Cracker Barrel Claim: *"Cracker Barrel's track record of delivering value to shareholders is clear: … meaningful long-term total shareholder return ("TSR") outperformance against our peers."*

The Board and management are distorting the data by touting a 10-year TSR that begins when Ms. Cochran was not even the Company's CEO. Then the presentation compares the Company's 10-year TSR to those of a cherry-picked group of "peer" restaurant companies. However, over the prior one-, three-, and five-year periods, Cracker Barrel has woefully underperformed its most relevant peers as well as the S&P MidCap 400 restaurant index. Cracker Barrel has even attempted to manipulate its TSR calculation to make it appear far more favorable to investors by using an ending date of February 21, 2020, instead of February 25, 2020, the date of the Company's final pre-Covid earnings release.

The Board is not setting the right tone at the top regarding transparency. Notice how, in each of Ms. Cochran's letters, she is long on rhetoric but short on data. Also notice that all of our letters are replete with data and logical reasoning. The Board is pretending our arguments are invalid in an attempt to avoid addressing their contentions.

Cracker Barrel Claim: *"We have achieved these results by focusing on 'core Cracker Barrel' as our highest priority….The focus on the core is how we grow our sales and profits over time, and deliver value to shareholders….We also evaluate opportunities to extend our brand by investing in complementary concepts."*

1

The Board and management announced their three-year plan to increase guest traffic, operating margins, and income at Cracker Barrel's October 2017 analyst day, yet the Company has seen traffic, operating margins, and income decline. Rather than concentrating all of its energies on the core Cracker Barrel brand, the Board allowed the Company's resources and management's attention to be diverted to the failed investment in Punch Bowl Social, which registered a total loss of $137 million in eight months.

The Company's third strategic priority of "extending the brand" has resulted in a strategic creep to experiment with new, unproven concepts and acquisitions. These investments do not bolster the Cracker Barrel brand but rather detract from it. Management's presentation states, "At the time of our investment, Punch Bowl Social … provided access to a demographic that was complementary to our core brand." How is Punch Bowl Social — a bar concept — complementary to the Cracker Barrel brand? No rational businessperson buys into the nightlife business because it cannot attract a young clientele into its existing restaurants. Moreover, labeling a bar that resembles a nightclub an "eater-tainment" does not change the fact that it makes most of its money off alcohol sales. Again, management is mislabeling the concept to conceal where and how the majority of the revenues were generated.

What is even worse than making such a blatant mistake in purchasing Punch Bowl Social is management believing it was *not* a mistake. In her October 1, 2020 letter to you, Ms. Cochran writes, "[W]e are more disappointed that we never got the opportunity to prove out our investment thesis and grow Punch Bowl Social to its full potential." None of the Company's management, members of the Board, or Ms. Cochran herself have any experience in the business of money management that might justify making venture capital-type investments based on an "investment thesis."

But perhaps most troubling of all is Ms. Cochran's insistence that Cracker Barrel will continue to "*Extend our Brand* by seeking opportunities where we can leverage our scale and expertise and either create or invest in other concepts..." Did she and the Board not learn their lesson from the Punch Bowl Social fiasco? And what "expertise" does any Board member possess to "create or invest in other concepts"? Lastly, how do we square these ideas with "focusing on the core"?

I presume we all own Cracker Barrel stock because of the Cracker Barrel brand. But if this is the case, why would anyone support management's transformation of the Company into a "brand of brands"? Cracker Barrel is an A+ brand but we believe the main reason it has not achieved A+ operating performance is because of the distractions caused by unrelated, unproved concepts. We believe all shareholders would benefit from having a director on the Board who has had substantial experience with restaurant companies. It is time to return the Board's full attention to enhancing the core, overseen by a new director with extensive experience in both restaurant operations and capital allocation.

Cracker Barrel Claim: *"We believe Mr. Biglari does not understand the complexity and uniqueness of our brand and lacks the credibility and qualifications to determine what Cracker Barrel needs in terms of either strategy or director qualifications."*

How could this assertion be accurate when we are the ones who, over the past decade, have urged management to disclose segment data, pursue licensing initiatives, slow down new store openings, and pay special dividends — all of which were initially dismissed by the Board and management, only to be ultimately adopted by the Company? These are all historical facts. It is 100% factual that we were the ones who first advocated for a special dividend to be paid beginning in 2013. Since that time, special dividends paid by the Company have comprised a significant part of the returns shareholders have earned. Now we are calling on the Board and management to abandon their highly dubious acquisition of, and venture capital investment in, untested concepts. We hope and expect the Board will similarly come to agree with us on the wisdom of forgoing such distractions.

Perhaps character assassination is intended by the Board and management to deflect attention from their failings and onto matters that have no relevance to the upcoming annual meeting. Biglari Capital is not putting forth any of its people as a director. Rather, we have advanced as a candidate a highly skilled and independent restaurant executive, Rick Barbrick, who has no affiliation or relationship with Biglari Capital. Nevertheless, the Board and management evidently find it easier to engage in personal attacks against Biglari Capital and me than to defend the questionable judgment they have displayed. This is what politicians do. By contrast, we are businessmen advocating ideas that will enhance value for *all* shareholders.

Cracker Barrel Claim: *Norm Johnson "has overseen the process by which we have built our current highly-qualified Board" and "is also a financial expert on our Audit Committee."*

In her letter, Ms. Cochran commends Mr. Johnson's leadership of the Company's Board refreshment process, which has resulted in the addition of four directors, from Walt Disney, Marriott, and Walmart. Ms. Cochran neglects to mention that, prior to this so-called "refreshment" under Mr. Johnson's guidance, directors from all three of those companies already sat on the Board. The question must then be asked whether the addition of these directors had more to do with pre-existing relationships than with diversity of talent. Note the way in which Mr. Johnson became a director of Cracker Barrel. Mr. Johnson was CEO of CLARCOR Inc., a filtration company, when an executive named James Bradford joined CLARCOR's board. Mr. Bradford was subsequently elected to the Cracker Barrel Board in 2011, and a year later, Mr. Johnson joined the Company's Board as well.

The Company's proxy statement asserts that Mr. Johnson's primary qualification to serve as a director is his purported "intimate knowledge of…acquisitions and growth strategies." Despite his alleged expertise, Mr. Johnson has presided over a failed acquisition strategy that has caused substantial value destruction, including the Punch Bowl Social transaction, which resulted in a complete loss of the Company's investment that wiped out 50% of its 2019 pre-tax earnings.

Cracker Barrel Claim: *"Cracker Barrel is a complex and highly experiential restaurant and retail company" but Rick Barbrick does not have "the requisite experience or skills to serve our Board."*

Ms. Cochran states that Cracker Barrel is a complex restaurant company. This only raises the question of why the Company does not have a single independent director with restaurant operating experience on its Board. In its intractable refusal to add such a member to the Board, the Company stands as an outlier among its handpicked peer group, all of which feature directors who possess relevant industry expertise. We have already seen the dreadful results that occur when management goes unchecked by a Board lacking this critical expertise — negative store traffic, decaying operating margins, and undisciplined approach to capital expenditures and investments.

Our nominee, Rick Barbrick, has over 30 years of restaurant experience in casual dining and fast food businesses, most recently as President, Co-Chief Executive Officer, and Chief Operating Officer of the Briad Group, the owner-operator of one of the largest Wendy's franchises in North America. Prior to March 2020, Briad was a TGI Fridays franchisee as well, and at one point was the largest TGI Fridays operator. Mr. Barbrick has also operated and served as CEO for a number of restaurant concepts, including CEO of Avado Brands, Inc. (d/b/a Don Pablo's Restaurant) (formerly NASDAQ: AVDO) and CEO of Bertucci's. In fact, he would be the only director on the Board who has experience in managing a freestanding restaurant chain. Consequently, Mr. Barbrick's restaurant and capital allocation background would make him invaluable as a Board member in an effort to: (1) bring discipline to the Company's capital allocation; (2) focus the Board and management on the Cracker Barrel brand; (3) reject all egregious acquisitions and investments; (4) disclose to shareholders the returns on capital deployed in new stores opened in the past decade; and (5) return capital to shareholders through dividends and/or share repurchases.

We believe the choice is clear and without controversy — replace one, long-tenured incumbent who has overseen ill-advised and ill-fated acquisitions with an *independent* candidate with extensive restaurant industry experience. By doing so, shareholders will send the right message to the Board and change the dynamics in the boardroom. Regardless of what Cracker Barrel may say, we are seeking one Board member for the benefit of all shareholders. Accordingly, we urge shareholders to disregard Cracker Barrel's campaign of disinformation and vote the **GOLD** proxy card only.

Sincerely,

/s/ Sardar Biglari

Sardar Biglari